Exhibit 99.1

Qurate Retail, Inc.

Reconciliation of Qurate Retail, Inc. ("Qurate Retail") Net Assets and

Net Earnings to Liberty Interactive LLC ("Liberty LLC") Net Assets and Net Earnings

September 30, 2020

(unaudited)

amounts in millions

Qurate Retail Net Assets	$3,707
Reconciling items:
Zulily, llc ("Zulily") net assets	(675)
Cornerstone Brands, Inc. ("Cornerstone") net assets (1)	(261)
Equity investment in Cornerstone held by Liberty LLC (1)	37
Tax sharing agreement with GCI Liberty, Inc.	115
Preferred Stock liability (2)	1,248
Preferred restricted stock unit liability (2)	37
Accrued preferred dividends payable (2)	4
Liberty LLC Net Assets	$4,212

Qurate Retail Net Earnings	$577
Reconciling items:
Zulily net (earnings) loss	2
Cornerstone net (earnings) loss (1)	(22)
Cornerstone equity method investment share of earnings (loss)	8
GCI Liberty, Inc. tax sharing expense	30
Accrued preferred dividends payable (2)	4
Liberty LLC Net Earnings	$599

(1)	On December 29, 2017, Qurate Retail acquired the approximate remaining 62% of HSN, Inc. (which includes its televised shopping business “HSN” and its catalog retail business “Cornerstone”) it did not already own. On December 31, 2018, Qurate Retail transferred their 100% ownership interest in HSN to QVC, Inc. through a transaction amongst entities under common control and based on the guidance for accounting for transactions amongst entities under common control HSN’s results have been excluded for the entire period. Liberty LLC continues to hold 38% of Cornerstone and accounts for its ownership in Cornerstone as an equity method investment.
(2)	On September 14, 2020, Qurate Retail issued the 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”). Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a fixed rate of 8.0% per year on a cumulative basis, beginning December 15, 2020 and thereafter on each of March 15, June 15, September 15 and December 15 during the term. As the Preferred Stock is subject to unconditional mandatory redemption in cash and was issued in the form of a share, Qurate Retail concluded the Preferred Stock was a mandatorily redeemable financial instrument and should be classified as a liability in the condensed consolidated balance sheets.